Exhibit 77(i)

Terms of New or Amended Securities

1.	At the July 12, 2012 Board meeting, the Board approved the requisite plans, agreements and other routine matters with respect to establishment of ING Emerging Markets Hard

Currency Debt Fund, ING Emerging Markets Local Currency Debt Fund, and ING Emerging Markets Corporate Debt Fund.

2.	At the September 5, 2012 Board meeting, the Board approved re-designation of the existing class shares of ING Investment Grade Credit Fund to “Class SMA” shares.

3.	At the September 5, 2012 Board meeting, the Board approved the establishment of Class P shares on behalf of ING Investment Grade Credit Fund. Class P shares are sold without a front-end load, are not subject to CDSC, are not subject to shareholder servicing or distribution fees, and have no minimum initial investment.

4.	At the September 6, 2012 Board Meeting, the Board approved the designation of Class I shares for ING Emerging Markets Corporate Debt Fund, ING Emerging Markets Hard Currency Debt Fund and ING Emerging Markets Local Currency Debt Fund. Class I shares are sold without a front-end load, are not subject to CDSC, are not subject to shareholder servicing or distribution fees, and have $250,000 minimum initial investment.

5.	At the September 6, 2012 Board Meeting, the Board approved the designation of Class R6 shares for ING Investment Grade Credit Fund. Class R6 shares are sold without a front-end load, are not subject to CDSC, are not subject to shareholder servicing or distribution fees, and have $1 million minimum initial investment for non-qualified deferred compensation plans, endowment funds and foundations, and other institutional investors. There are no minimum investment requirement for Eligible Retirement Plans or other Funds in the ING Funds complex.